Cyber Law Reporter, Inc.

1207 Wisterwood

Houston, Texas 77043

(713) 249-1428

May 2, 2002

Mr. Brad Kamlet

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 0304

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Cyber Law Reporter, Inc., Application for Withdrawal of Registration Statement on Form SB-2; Registration File Number: 333-81480.

Dear Mr Kamlet:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, Cyber Law Reporter, Inc. (the “Registrant”) applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2.  The Registration Statement was originally filed on January 29, 2002 and was subsequently amended on April 23, 2002 and April 26, 2002.

We have decided to terminate our contractual relationship with Goldbridge Capital as set out in the current Prospectus and, therefore, the earlier registration must be withdrawn as the agreement attached as an exhibit to that registration statement is no longer valid.  No securities have been sold under the Registration Statement and the prospectus has not been distributed to any person or entity other than through the filings made with the Commission.

Therefore, we request an order granting the withdrawal of the Registration Statement, as amended, including all exhibits, be issued by the Commission as soon as possible on the grounds that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

Please provide the Registrant a facsimile copy of the order as soon as it is available at facsimile number (713) 266-3701.  If you have any questions regarding the foregoing application for withdrawal, please feel free to contact me at (713) 249-1428.  Thank you for your assistance with this matter.

Sincerely,

___//s// Jonathan C. Gilchrist, President___